Exhibit 99.2

Ryde Announces Closing of $4.5 Million Public Offering

SINGAPORE, September 27, 2024 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced the closing of a public offering of an aggregate of 5,300,000 units (the “Units”), each unit consists of one Class A Ordinary Share, par value $0.0002 per share of Ryde, and one common warrant to purchase one Class A Ordinary Share. The common warrants will have an exercise price of $0.85 per share, are exercisable immediately and will expire five years following the date of issuance.

Gross proceeds from the Offering, before deducting the placement agent’s fees and other offering expenses, are approximately $4.5 million. The closing of the offering has occurred on September 27, 2024, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent in connection with this offering.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-282076) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on September 25, 2024. The offering is being made only by means of a prospectus which is a part of the Registration Statement. The final prospectus relating to this offering was filed with the SEC on September 27, 2024, and copies may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and also the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, FSE and XSTU, we are reimagining the way people and goods move around. We offer a full suite of services, including carpooling, private hire, taxi, and delivery, but what truly sets us apart is our commitment to empower our private-hire and taxi partners. We take 0% commission, ensuring that more of every hard-earned dollar goes to drivers on our platform. For more information, please visit https://rydesharing.com/ to learn more.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Skyline Corporate Communications Group, LLC

Email: info@skylineccg.com

FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.